UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JANUARY 29, 2014

DATE, TIME AND PLACE:

January 29, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira; and by videoconference, Messrs. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo; and Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Directors. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán and the coodenator of the Company’s Audit Committee, Mr. René Luiz Grande, were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa to act as the Secretary.

AGENDA:

(a) To acknowledge of the activities conducted by the Audit Committee of the Company, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended on December 31,2013; (b)  To approve the information of the fourth quarter of the year of 2013 and the Company´s Financial Statements, related to the half of the fiscal year ended in december 31,2013, followed by the Management Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; (c)   To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2013; and (d)  To know the leaving of Mrs. Luciane Ribeiro, Executive Officer and of Mr. Pedro Paulo Longuini, Vice-President Executive Officer of the Company.

[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Acknowledged, pursuant to Article 30, § 3, section X and §4 of the Company´s Bylaws and to article 17 of Resolution # 3.198 of May 27, 2004 of the National Monetary Council, the activities developed by the Audit Committee of the economic and financial conglomerate Santander in Brazil and its interactions with the internal areas and the internal auditors and independent of the Company, and the Report of the Audit Committee for the Financial Statements, all for the fiscal year ended December 31, 2013.

It is registered that Mr. René Luiz Grande, Audit Committee’s coordinator, and Mr. Gilberto Bizerra de Souza, partner of the Deloitte Touche Tohmatsu Auditores Independentes, were on the meeting, in order to account for the item (a) of the Agenda.

(b)       Approve, pursuant to article 17, item VII, of the Company’s Bylaws the information of the fourth quarter of the year of 2013 and the Company´s Financial Statements, related to the half of the fiscal year ended in December 31,2013, followed by the Management Report, the balance sheet, the statements of profit and loss, the changes of the net equity and the added value and the disclosures, according to the Executive Officers meeting held in January 28, 2014, at 10 a.m. The Company´s Financial Statements and the measures repaired in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors and of the Audit Committee. Finally, the Board of the Directors authorized the Executive Officers to take any necessary measure as to release the Company´s Financial Statements approved herein, including the Independent Audit’s opinion and the resume of the Report of the Audit Committee, on the journals “Diário Oficial do Estado de São Paulo” and “Valor Econômico”, and upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC.

(c)        Approve, the Tax Credit Realization Technical Study, for the purposes of item I, Art. 2, Circular # 3171, of December 30, 2002, of the Central Bank of Brazil, everything as proposed and approved by the Board of Executive Officers, according to the meeting held on January 28, 2014, at 10:00 a.m.;

It is registered that Mr Carlos Alberto López Galán, Vice-President Executive Office of the Company was on the meeting, in order to account for the items (b) and (c) of the Agenda.

(d)       Pursuant to article 17, item III of the Company’s Bylaws, recognized the leaving, on December 17, 2013 and on January 23, 2014, respectively, according to the letters signed and delivered at the Company on the same date, of the Executive Officer, Mrs. Luciane Ribeiro (RG nº 9.053.919-9 SSP/SP e CPF/MF nº 074.400.888-32); and of the Vice-President Executive Officer; Mr. Pedro Paulo Longuini (RG nº 8.645.275-7 SSP-SP e CPF/MF nº 025.986.508-75), both elected on the Board of Directors Meeting held on May 28, 2013.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, January 29, 2014. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Jesús María Zabalza Lotina - Vice-Chairman of the Company´s Board of Directors;  José Antonio Alvarez Alvarez, José de Paiva Ferreira; José Manuel Tejón Borrajo and Mrs. Marília Artimonte Rocca and Mrs.Viviane Senna Lalli - Directors. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer